

March 22, 2011

Via Facsimile and U.S. Mail

Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

      Re: Tel-Instrument Electronics Corp
             Form 10-K for the Year Ended March 31, 2010
             Filed July 14, 2010
             Form 10-Q for the Quarter Ended December 31, 2010
             File No. 001-13651

Dear Mr. Macaluso:

      We have reviewed your response filed March 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data, page 19

Note 9. Income Taxes, page 35

1.   We note your response to prior comment 3. Please revise your future filings to include
        an enhanced discussion similar to the one included within your response that explains
        why you believe that it is more likely than not that all of your deferred tax assets will be
        realized as of March 31, 2010 and December 31, 2010 based upon the guidance in
        paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting
        Standards Codification.

2.   Further to the above, we note from your response that you have increased your backlog to
        $30 million due to winning significant military contracts. We also note that you have
        experienced shipments delays under these military contracts and that you anticipate
        shipping these orders under these contracts within the next 12-18 months. Please provide
        to us the projections that demonstrate that you will produce more than enough taxable
        income to realize the deferred tax assets based upon the potential value of the
        deliverables that contained within the contracts awarded, options that you expect the
        government to exercise under these contracts, the continued sales of your existing
        products, and your cost structure.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9. Fair Value Measurements, page 10

3.   We note your response to prior comment 7. Please further expand your proposed
        disclosure to also address how you determined the significant assumptions utilized with
        the Black-Scholes model at inception and at each subsequent reporting date. Provide us
        with a sample of your proposed revised disclosure.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643
if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief